UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Momo Inc.

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

60879B107**

(CUSIP Number)

Yan Tang

Sichuan Zhang

Gallant Future Holdings Limited

c/o 20th Floor, Block B

Tower 2, Wangjing SOHO

No.1 Futongdong Street

  Chaoyang District, Beijing 100102

People’s Republic of China

+86-10 5731-0567

Matrix Partners China II Hong Kong Limited

Matrix Partners China II, L.P.

Matrix Partners China II-A, L.P.

Matrix China Management II, L.P.

Matrix China II GP GP, Ltd.

Yibo Shao

c/o Suite 08, 20th Floor,

One International Finance Centre

1 Harbour View Street, Central, Hong Kong

+852 3960-6592

Rich Moon Limited

Yunfeng Fund II, L.P.

Yunfeng Moon Co-invest, L.P.

Yunfeng Investment II, L.P.

Yunfeng Moon Co-Invest GP, Ltd.

Yunfeng Investment GP II, Ltd.

Feng Yu

c/o Suite 3206,

One Exchange Square,

8 Connaught Place, Central, Hong Kong

+852 2516-6363

With copies to:

Z. Julie Gao, Esq. Haiping Li, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong +852 3740-4700	Peter X. Huang, Esq. Daniel Dusek, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 30/F, China World Office 2 No. 1, Jian Guo Men Wai Avenue Beijing 100004 China +8610 6535-5500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 18, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	This statement on Schedule 13D (the “Schedule 13D”) constitutes Amendment No. 2 to the Schedule 13D initially filed with the U.S. Securities and Exchange Commission (the “Commission”) on July 6, 2015, as amended by Amendment No. 1 filed on April 6, 2016 (the “Original Buyer Group Filing”) on behalf of each of Yan Tang (“Mr. Tang”), Sichuan Zhang (“Ms. Zhang”), Gallant Future Holdings Limited (“Gallant Future”), Matrix Partners China II Hong Kong Limited (“Matrix HK”), Matrix Partners China II, L.P. (“Matrix China II”), Matrix Partners China II-A, L.P. (“Matrix China II-A”), Matrix China Management II, L.P. (“Matrix Management”), Matrix China II GP GP, Ltd. (“Matrix GP” and, together with Matrix HK, Matrix China II, Matrix China II-A and Matrix Management, the “Matrix Funds”) and Yibo Shao (“Mr. Shao”), in each case with respect to the Class A ordinary shares, par value $0.0001 per share (“Class A Ordinary Shares”) of Momo Inc., a Cayman Islands company (the “Company”).

This Schedule 13D also constitutes Amendment No. 1 to the Schedule 13D initially filed with the Commission on April 6, 2016 (the “New Buyer Group Filing”) on behalf of each of Rich Moon Limited (“Rich Moon”), Yunfeng Fund II, L.P. (“Yunfeng Fund II”), Yunfeng Moon Co-invest, L.P. (“Yunfeng Moon”), Yunfeng Investment II, L.P. (“Yunfeng Investment II”), Yunfeng Moon Co-Invest GP, Ltd. (“Yunfeng Moon GP”), Yunfeng Investment GP II, Ltd. (“Yunfeng Investment GP” and, together with Rich Moon, Yunfeng Fund II, Yunfeng Moon, Yunfeng Investment II and Yunfeng Moon GP, the “Yunfeng Funds”) and Feng Yu (“Mr. Yu”) , in each case with respect to the Class A Ordinary Shares of the Company.

**	This CUSIP number applies to the Issuer’s American depositary shares (“ADSs”), each representing two Class A Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  60879B107

1	NAMES OF REPORTING PERSONS Yan Tang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 101,169,999 Ordinary Shares(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 101,169,999 Ordinary Shares(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 101,169,999 Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

26.0%(2) (representing 77.1% of the voting power of the total outstanding Ordinary Shares (including Class A and Class B Ordinary Shares) of the Company)(3)

14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Includes (i) 96,886,370 Class B ordinary shares, par value $0.0001 per share, of the Company (“Class B Ordinary Shares”) held of record by Gallant Future Holdings Limited, a company wholly owned and controlled by a family trust controlled by Mr. Tang, (ii) 3,533,629 Class A Ordinary Shares that Mr. Tang has the right to acquire upon exercise of options within 60 days after August 18, 2016, and (ii) 750,000 Class A Ordinary Shares that Ms. Sichuan Zhang, the wife of Mr. Tang, has the right to acquire upon exercise of options within 60 days after August 18, 2016.
(2)	The calculation is based on 385,307,903 Ordinary Shares (including Class A and Class B Ordinary Shares) outstanding as of June 30, 2016, as disclosed in the Company’s current report on Form 6-K furnished to the Commission on August 17, 2016, assuming conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares.
(3)	Each Class B ordinary share is entitled to ten votes per share, whereas each Class A ordinary share is entitled to one vote per share. See Item 5.

CUSIP No.  60879B107

1	NAMES OF REPORTING PERSONS Sichuan Zhang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 101,169,999 Ordinary Shares(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 101,169,999 Ordinary Shares(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 101,169,999 Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

26.0%(2) (representing 77.1% of the voting power of the total outstanding Ordinary Shares (including Class A and Class B Ordinary Shares) of the Company)(3)

14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Includes (i) 96,886,370 Class B Ordinary Shares held of record by Gallant Future Holdings Limited, a company wholly owned and controlled by a family trust controlled by Mr. Yan Tang, the husband of Ms. Zhang, (ii) 3,533,629 Class A Ordinary Shares that Mr. Tang has the right to acquire upon exercise of options within 60 days after August 18, 2016, and (ii) 750,000 Class A Ordinary Shares that Ms. Zhang has the right to acquire upon exercise of options within 60 days after August 18, 2016.
(2)	The calculation is based on 385,307,903 Ordinary Shares (including Class A and Class B Ordinary Shares) outstanding as of June 30, 2016, as disclosed in the Company’s current report on Form 6-K furnished to the Commission on August 17, 2016, assuming conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares.
(3)	Each Class B ordinary share is entitled to ten votes per share, whereas each Class A ordinary share is entitled to one vote per share. See Item 5.

CUSIP No.  60879B107

1	NAMES OF REPORTING PERSONS Gallant Future Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 96,886,370 Ordinary Shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 96,886,370 Ordinary Shares(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 96,886,370 Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.1%(2) (representing 77.1% of the voting power of the total outstanding Ordinary Shares (including Class A and Class B Ordinary Shares) of the Company)(3)

14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Includes 96,886,370 Class B Ordinary Shares held of record by Gallant Future Holdings Limited.
(2)	The calculation is based on 385,307,903 Ordinary Shares (including Class A and Class B Ordinary Shares) outstanding as of June 30, 2016, as disclosed in the Company’s current report on Form 6-K furnished to the Commission on August 17, 2016, assuming conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares.
(3)	Each Class B ordinary share is entitled to ten votes per share, whereas each Class A ordinary share is entitled to one vote per share. See Item 5.

CUSIP No.  60879B107

1	NAMES OF REPORTING PERSONS Matrix Partners China II Hong Kong Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 65,970,897 Ordinary Shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 65,970,897 Ordinary Shares(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,970,897 Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.1%(2) (representing 5.2% of the voting power of the total outstanding Ordinary Shares (including Class A and Class B Ordinary Shares) of the Company)(3)

14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Includes (i) 52,770,897 Class A Ordinary Shares held of record by Matrix Partners China II Hong Kong Limited and (ii) 6,600,000 ADSs held by Matrix Partners China II Hong Kong Limited, representing 13,200,000 Class A Ordinary Shares.
(2)	The calculation is based on 385,307,903 Ordinary Shares (including Class A and Class B Ordinary Shares) outstanding as of June 30, 2016, as disclosed in the Company’s current report on Form 6-K furnished to the Commission on August 17, 2016, assuming conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares.
(3)	Each Class B ordinary share is entitled to ten votes per share, whereas each Class A ordinary share is entitled to one vote per share. See Item 5.

CUSIP No.  60879B107

1	NAMES OF REPORTING PERSONS Matrix Partners China II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 65,970,897 Ordinary Shares(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 65,970,897 Ordinary Shares(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,970,897 Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.1%(2) (representing 5.2% of the voting power of the total outstanding Ordinary Shares (including Class A and Class B Ordinary Shares) of the Company)(3)

14	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	Includes (i) 52,770,897 Class A Ordinary Shares and (ii) 6,600,000 ADSs, representing 13,200,000 Class A Ordinary Shares, held by Matrix HK. Matrix HK is 90% owned by Matrix China II and 10% owned by Matrix China II-A. Matrix Management and Matrix GP are the direct and indirect general partners, respectively, of Matrix China II and Matrix China II-A, and as such, may exercise voting and dispositive power over the shares held by Matrix HK. Mr. Shao, a director of Matrix GP, may be deemed to share voting and dispositive power over the shares held by Matrix HK.
(2)	The calculation is based on 385,307,903 Ordinary Shares (including Class A and Class B Ordinary Shares) outstanding as of June 30, 2016, as disclosed in the Company’s current report on Form 6-K furnished to the Commission on August 17, 2016, assuming conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares.
(3)	Each Class B ordinary share is entitled to ten votes per share, whereas each Class A ordinary share is entitled to one vote per share. See Item 5.

CUSIP No.  60879B107

1	NAMES OF REPORTING PERSONS Matrix Partners China II-A, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 65,970,897 Ordinary Shares(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 65,970,897 Ordinary Shares(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,970,897 Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.1%(2) (representing 5.2% of the voting power of the total outstanding Ordinary Shares (including Class A and Class B Ordinary Shares) of the Company)(3)

14	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	Includes (i) 52,770,897 Class A Ordinary Shares and (ii) 6,600,000 ADSs, representing 13,200,000 Class A Ordinary Shares, held by Matrix HK. Matrix HK is 90% owned by Matrix China II and 10% owned by Matrix China II-A. Matrix Management and Matrix GP are the direct and indirect general partners, respectively, of Matrix China II and Matrix China II-A, and as such, may exercise voting and dispositive power over the shares held by Matrix HK. Mr. Shao, a director of Matrix GP, may be deemed to share voting and dispositive power over the shares held by Matrix HK.
(2)	The calculation is based on 385,307,903 Ordinary Shares (including Class A and Class B Ordinary Shares) outstanding as of June 30, 2016, as disclosed in the Company’s current report on Form 6-K furnished to the Commission on August 17, 2016, assuming conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares.
(3)	Each Class B ordinary share is entitled to ten votes per share, whereas each Class A ordinary share is entitled to one vote per share. See Item 5.

CUSIP No.  60879B107

1	NAMES OF REPORTING PERSONS Matrix China Management II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 65,970,897 Ordinary Shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 65,970,897 Ordinary Shares(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,970,897 Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.1%(2) (representing 5.2% of the voting power of the total outstanding Ordinary Shares (including Class A and Class B Ordinary Shares) of the Company)(3)

14	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	Includes (i) 52,770,897 Class A Ordinary Shares and (ii) 6,600,000 ADSs, representing 13,200,000 Class A Ordinary Shares, held by Matrix HK. Matrix HK is 90% owned by Matrix China II and 10% owned by Matrix China II-A. Matrix Management and Matrix GP are the direct and indirect general partners, respectively, of Matrix China II and Matrix China II-A, and as such, may exercise voting and dispositive power over the shares held by Matrix HK. Mr. Shao, a director of Matrix GP, may be deemed to share voting and dispositive power over the shares held by Matrix HK.
(2)	The calculation is based on 385,307,903 Ordinary Shares (including Class A and Class B Ordinary Shares) outstanding as of June 30, 2016, as disclosed in the Company’s current report on Form 6-K furnished to the Commission on August 17, 2016, assuming conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares.
(3)	Each Class B ordinary share is entitled to ten votes per share, whereas each Class A ordinary share is entitled to one vote per share. See Item 5.

CUSIP No.  60879B107

1	NAMES OF REPORTING PERSONS Matrix China II GP GP, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 65,970,897 Ordinary Shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 65,970,897 Ordinary Shares(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,970,897 Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.1%(2) (representing 5.2% of the voting power of the total outstanding Ordinary Shares (including Class A and Class B Ordinary Shares) of the Company)(3)

14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Includes (i) 52,770,897 Class A Ordinary Shares and (ii) 6,600,000 ADSs, representing 13,200,000 Class A Ordinary Shares, held by Matrix HK. Matrix HK is 90% owned by Matrix China II and 10% owned by Matrix China II-A. Matrix Management and Matrix GP are the direct and indirect general partners, respectively, of Matrix China II and Matrix China II-A, and as such, may exercise voting and dispositive power over the shares held by Matrix HK. Mr. Shao, a director of Matrix GP, may be deemed to share voting and dispositive power over the shares held by Matrix HK.
(2)	The calculation is based on 385,307,903 Ordinary Shares (including Class A and Class B Ordinary Shares) outstanding as of June 30, 2016, as disclosed in the Company’s current report on Form 6-K furnished to the Commission on August 17, 2016, assuming conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares.
(3)	Each Class B ordinary share is entitled to ten votes per share, whereas each Class A ordinary share is entitled to one vote per share. See Item 5.

CUSIP No.  60879B107

1	NAMES OF REPORTING PERSONS Yibo Shao
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 65,970,897 Ordinary Shares(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 65,970,897 Ordinary Shares(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,970,897 Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.1%(2) (representing 5.2% of the voting power of the total outstanding Ordinary Shares (including Class A and Class B Ordinary Shares) of the Company)(3)

14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Includes (i) 52,770,897 Class A Ordinary Shares and (ii) 6,600,000 ADSs, representing 13,200,000 Class A Ordinary Shares, held by Matrix HK. Matrix HK is 90% owned by Matrix China II and 10% owned by Matrix China II-A. Matrix Management and Matrix GP are the direct and indirect general partners, respectively, of Matrix China II and Matrix China II-A, and as such, may exercise voting and dispositive power over the shares held by Matrix HK. Mr. Shao, a director of Matrix GP, may be deemed to share voting and dispositive power over the shares held by Matrix HK.
(2)	The calculation is based on 385,307,903 Ordinary Shares (including Class A and Class B Ordinary Shares) outstanding as of June 30, 2016, as disclosed in the Company’s current report on Form 6-K furnished to the Commission on August 17, 2016, assuming conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares.
(3)	Each Class B ordinary share is entitled to ten votes per share, whereas each Class A ordinary share is entitled to one vote per share. See Item 5.

CUSIP No.  60879B107

1	NAMES OF REPORTING PERSONS Rich Moon Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,570,966 Ordinary Shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 18,570,966 Ordinary Shares(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,570,966 Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.8%(2) (representing 1.5% of the voting power of the total outstanding Ordinary Shares (including Class A and Class B Ordinary Shares) of the Company)(3)

14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Includes 18,570,966 Class A Ordinary Shares held by Rich Moon.
(2)	The calculation is based on 385,307,903 Ordinary Shares (including Class A and Class B Ordinary Shares) outstanding as of June 30, 2016, as disclosed in the Company’s current report on Form 6-K furnished to the Commission on August 17, 2016, assuming conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares.
(3)	Each Class B ordinary share is entitled to ten votes per share, whereas each Class A ordinary share is entitled to one vote per share. See Item 5.

CUSIP No.  60879B107

1	NAMES OF REPORTING PERSONS Yunfeng Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,570,966 Ordinary Shares(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,570,966 Ordinary Shares(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,570,966 Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.8%(2) (representing 1.5% of the voting power of the total outstanding Ordinary Shares (including Class A and Class B Ordinary Shares) of the Company)(3)

14	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	Includes 18,570,966 Class A Ordinary Shares held by Rich Moon. Rich Moon is 77.8% owned by Yunfeng Fund II and 22.2% owned by Yunfeng Moon. The general partner of Yunfeng Fund II is Yunfeng Investment II and the general partner of YF Moon is Yunfeng Moon GP. Both general partners are in turn managed by their general partner, Yunfeng Investment GP. Mr. Feng Yu, a director of Yunfeng Investment GP, has the sole power to direct the voting and disposition of the Class A Ordinary Shares directly or indirectly held by Yunfeng Investment GP.
(2)	The calculation is based on 385,307,903 Ordinary Shares (including Class A and Class B Ordinary Shares) outstanding as of June 30, 2016, as disclosed in the Company’s current report on Form 6-K furnished to the Commission on August 17, 2016, assuming conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares.
(3)	Each Class B ordinary share is entitled to ten votes per share, whereas each Class A ordinary share is entitled to one vote per share. See Item 5.

CUSIP No.  60879B107

1	NAMES OF REPORTING PERSONS Yunfeng Moon Co-invest, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,570,966 Ordinary Shares(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,570,966 Ordinary Shares(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,570,966 Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.8%(2) (representing 1.5% of the voting power of the total outstanding Ordinary Shares (including Class A and Class B Ordinary Shares) of the Company)(3)

14	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	Includes 18,570,966 Class A Ordinary Shares held by Rich Moon. Rich Moon is 77.8% owned by Yunfeng Fund II and 22.2% owned by Yunfeng Moon. The general partner of Yunfeng Fund II is Yunfeng Investment II and the general partner of YF Moon is Yunfeng Moon GP. Both general partners are in turn managed by their general partner, Yunfeng Investment GP. Mr. Feng Yu, a director of Yunfeng Investment GP, has the sole power to direct the voting and disposition of the Class A Ordinary Shares directly or indirectly held by Yunfeng Investment GP.
(2)	The calculation is based on 385,307,903 Ordinary Shares (including Class A and Class B Ordinary Shares) outstanding as of June 30, 2016, as disclosed in the Company’s current report on Form 6-K furnished to the Commission on August 17, 2016, assuming conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares.
(3)	Each Class B ordinary share is entitled to ten votes per share, whereas each Class A ordinary share is entitled to one vote per share. See Item 5.

CUSIP No.  60879B107

1	NAMES OF REPORTING PERSONS Yunfeng Investment II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,570,966 Ordinary Shares(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,570,966 Ordinary Shares(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,570,966 Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.8%(2) (representing 1.5% of the voting power of the total outstanding Ordinary Shares (including Class A and Class B Ordinary Shares) of the Company)(3)

14	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	Includes 18,570,966 Class A Ordinary Shares held by Rich Moon. Rich Moon is 77.8% owned by Yunfeng Fund II and 22.2% owned by Yunfeng Moon. The general partner of Yunfeng Fund II is Yunfeng Investment II and the general partner of YF Moon is Yunfeng Moon GP. Both general partners are in turn managed by their general partner, Yunfeng Investment GP. Mr. Feng Yu, a director of Yunfeng Investment GP, has the sole power to direct the voting and disposition of the Class A Ordinary Shares directly or indirectly held by Yunfeng Investment GP.
(2)	The calculation is based on 385,307,903 Ordinary Shares (including Class A and Class B Ordinary Shares) outstanding as of June 30, 2016, as disclosed in the Company’s current report on Form 6-K furnished to the Commission on August 17, 2016, assuming conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares.
(3)	Each Class B ordinary share is entitled to ten votes per share, whereas each Class A ordinary share is entitled to one vote per share. See Item 5.

CUSIP No.  60879B107

1	NAMES OF REPORTING PERSONS Yunfeng Moon Co-Invest GP, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,570,966 Ordinary Shares(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,570,966 Ordinary Shares(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,570,966 Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.8%(2) (representing 1.5% of the voting power of the total outstanding Ordinary Shares (including Class A and Class B Ordinary Shares) of the Company)(3)

14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Includes 18,570,966 Class A Ordinary Shares held by Rich Moon. Rich Moon is 77.8% owned by Yunfeng Fund II and 22.2% owned by Yunfeng Moon. The general partner of Yunfeng Fund II is Yunfeng Investment II and the general partner of YF Moon is Yunfeng Moon GP. Both general partners are in turn managed by their general partner, Yunfeng Investment GP. Mr. Feng Yu, a director of Yunfeng Investment GP, has the sole power to direct the voting and disposition of the Class A Ordinary Shares directly or indirectly held by Yunfeng Investment GP.
(2)	The calculation is based on 385,307,903 Ordinary Shares (including Class A and Class B Ordinary Shares) outstanding as of June 30, 2016, as disclosed in the Company’s current report on Form 6-K furnished to the Commission on August 17, 2016, assuming conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares.
(3)	Each Class B ordinary share is entitled to ten votes per share, whereas each Class A ordinary share is entitled to one vote per share. See Item 5.

CUSIP No.  60879B107

1	NAMES OF REPORTING PERSONS Yunfeng Investment GP II, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,570,966 Ordinary Shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 18,570,966 Ordinary Shares(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,570,966 Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.8%(2) (representing 1.5% of the voting power of the total outstanding Ordinary Shares (including Class A and Class B Ordinary Shares) of the Company)(3)

14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Includes 18,570,966 Class A Ordinary Shares held by Rich Moon. Rich Moon is 77.8% owned by Yunfeng Fund II and 22.2% owned by Yunfeng Moon. The general partner of Yunfeng Fund II is Yunfeng Investment II and the general partner of YF Moon is Yunfeng Moon GP. Both general partners are in turn managed by their general partner, Yunfeng Investment GP. Mr. Feng Yu, a director of Yunfeng Investment GP, has the sole power to direct the voting and disposition of the Class A Ordinary Shares directly or indirectly held by Yunfeng Investment GP.
(2)	The calculation is based on 385,307,903 Ordinary Shares (including Class A and Class B Ordinary Shares) outstanding as of June 30, 2016, as disclosed in the Company’s current report on Form 6-K furnished to the Commission on August 17, 2016, assuming conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares.
(3)	Each Class B ordinary share is entitled to ten votes per share, whereas each Class A ordinary share is entitled to one vote per share. See Item 5.

CUSIP No.  60879B107

1	NAMES OF REPORTING PERSONS Feng Yu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,570,966 Ordinary Shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 18,570,966 Ordinary Shares(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,570,966 Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.8%(2) (representing 1.5% of the voting power of the total outstanding Ordinary Shares (including Class A and Class B Ordinary Shares) of the Company)(3)

14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Includes 18,570,966 Class A Ordinary Shares held by Rich Moon. Rich Moon is 77.8% owned by Yunfeng Fund II and 22.2% owned by Yunfeng Moon. The general partner of Yunfeng Fund II is Yunfeng Investment II and the general partner of YF Moon is Yunfeng Moon GP. Both general partners are in turn managed by their general partner, Yunfeng Investment GP. Mr. Feng Yu, a director of Yunfeng Investment GP, has the sole power to direct the voting and disposition of the Class A Ordinary Shares directly or indirectly held by Yunfeng Investment GP.
(2)	The calculation is based on 385,307,903 Ordinary Shares (including Class A and Class B Ordinary Shares) outstanding as of June 30, 2016, as disclosed in the Company’s current report on Form 6-K furnished to the Commission on August 17, 2016, assuming conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares.
(3)	Each Class B ordinary share is entitled to ten votes per share, whereas each Class A ordinary share is entitled to one vote per share. See Item 5.

Explanatory Note

This statement on Schedule 13D amends and supplements the Original Buyer Group Filing. This statement on Schedule 13D also amends and supplements the New Buyer Group Filing.

Except as provided herein, this statement does not modify any of the information previously reported on the Original Buyer Group Filing or the New Buyer Group Filing.

Item 2. Identity and Background.

Mr. Tang, Ms. Zhang, Gallant Future, the Matrix Funds, Mr. Shao, the Yunfeng Funds and Mr. Yu are collectively referred to herein as “Reporting Persons,” and each, a “Reporting Person.”

(a)–(c), (f) This statement on Schedule 13D is being filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Act.

Except as otherwise stated herein, each Reporting Person expressly disclaims beneficial ownership for all purposes of the Ordinary Shares (including Class A Ordinary Shares represented by the ADSs) held by each other Reporting Person or by any member of the Buyer Group (as defined in Item 4) that is not a Reporting Person.

The agreement among the Reporting Persons relating to the joint filing is attached hereto as Exhibit G. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

Mr. Tang is the co-founder, chairman of board of directors and chief executive officer of the Company. Ms. Zhang is a director and the president of U.S. operations of the Company, and the wife of Mr. Tang. Each of Mr. Tang and Ms. Zhang is a PRC citizen. Gallant Future is principally an investment holding vehicle. Gallant Future is a company organized and existing under the laws of the British Virgin Islands, and is wholly owned and controlled by a family trust controlled by Mr. Tang. The principal business address of each of Mr. Tang, Ms. Zhang and Gallant Future is c/o 20th Floor, Block B, Tower 2, Wangjing SOHO, No.1 Futongdong Street, Chaoyang District, Beijing 100102, People’s Republic of China.

The principal business of Matrix Management and Matrix GP is to serve as direct and indirect general partners, respectively, of Matrix China II and Matrix China II-A. The principal business of Matrix HK is to acquire, hold and dispose of interests in various companies for investment purposes and to take all actions incidental thereto. The principal business of Matrix China II and Matrix China II-A is to hold indirect interests in various companies for investment purposes. Mr. Shao is a director of Matrix GP and is a PRC citizen. Matrix HK is a company incorporated in Hong Kong. Matrix China II and Matrix China II-A are limited partnerships formed in the Cayman Islands and managed by Matrix Management, a limited partnership formed in the Cayman Islands, which in turn is managed by Matrix GP, a company incorporated in the Cayman Islands. The business address of each of the Matrix Funds and Mr. Shao is c/o Suite 08, 20th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong.

The principal business of Yunfeng Investment GP, Yunfeng Investment II and Yunfeng Moon GP is to serve as indirect and direct general partners of Yunfeng Fund II and Yunfeng Moon. The principal business of Rich Moon is to acquire, hold and dispose of interests in various companies for investment purposes and to take all actions incidental thereto. The principal business of Yunfeng Fund II and Yunfeng Moon is to hold indirect interests in various companies for investment purposes. Mr. Yu is a director of Yunfeng Investment GP and is a Hong Kong citizen. Rich Moon is a company incorporated in the Cayman Islands. Yunfeng Fund II and Yunfeng Moon are limited partnerships formed in the Cayman Islands. Yunfeng Fund II is managed by Yunfeng Investment II, a limited partnership formed in the Cayman Islands, which in turn is managed by Yunfeng Investment GP, a company incorporated in the Cayman Islands. Yunfeng Moon is managed by Yunfeng Moon GP, a company incorporated in the Cayman Islands, which in turn is managed by Yunfeng Investment GP, a company incorporated in the Cayman Islands. The business address of each of the Yunfeng Funds and Mr. Yu is c/o Room 3501, 35/F, 1010 Huaihaizhong Road, Shanghai, the People’s Republic of China.

The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of each of Gallant Future, Matrix HK, Matrix GP, Rich Moon, Yunfeng Moon GP and Yunfeng Investment GP are set forth on Schedule A hereto and are incorporated herein by reference.

(d) – (e) During the last five years, none of the Reporting Persons and, to the best knowledge of each Reporting Person, any of the persons listed on Schedule A hereto has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original Buyer Group Filing and the New Buyer Group Filing is hereby amended and supplemented by the addition of the following:

As described in Item 4 of this Schedule 13D, the Reporting Persons, and members of the Buyer Group (as defined in Item 4) that are not Reporting Persons, (i) submitted a withdrawal letter to the special committee of the board of directors the Company on August 18, 2016, notifying the Company that the Buyer Group would withdraw the Proposal (as defined in Item 4) with immediate effect; and (ii) entered into a termination agreement on August 18, 2016 to terminate the Consortium Agreement, as amended, effective on the same date.

Item 4. Purpose of Transaction.

Item 4 of the Original Buyer Group Filing and the New Buyer Group Filing is hereby amended and supplemented by the addition of the following:

On August 18, 2016, the Buyer Group submitted a letter (the “Proposal Withdrawal Letter”) to the special committee of the board of directors the Company pursuant to which the Buyer Group withdrew the Proposal with immediate effect. In connection with the withdrawal of the Proposal, members of the Buyer Group entered into a termination agreement, dated August 18, 2016 (the “Termination Agreement”), which terminated the Consortium Agreement effective on the same date.

The descriptions of each of the Proposal Withdrawal Letter and the Termination Agreement in this statement on Schedule 13D are qualified in their entirety by reference to the Proposal Withdrawal Letter and the Termination Agreement, copies of which have been filed as Exhibits H and I hereto and are incorporated herein by reference in their entirety.

Item 5. Interest in Securities of the Issuer.

Item 4 of the Original Buyer Group Filing and the New Buyer Group Filing is hereby amended and restated in its entirety as follows:

(a)–(b) The responses of each Reporting Person to Rows (11) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5. The percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is based on 385,307,903 Ordinary Shares (including Class A and Class B Ordinary Shares) outstanding as of June 30, 2016, as disclosed in the Company’s current report on Form 6-K furnished to the Commission on August 17, 2016, assuming conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares. Except as otherwise stated herein, each Reporting Person expressly disclaims any beneficial ownership of the Ordinary Shares held by each other Reporting Person or by any member of the Buyer Group that is not a Reporting Person.

Holders of Class A Ordinary Share and Class B Ordinary Share have the same rights except for voting and conversion rights. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Each Class B ordinary share is entitled to ten votes per share, whereas each Class A ordinary share is entitled to one vote per share.

Mr. David Ying Zhang, a director of Matrix GP, is the beneficially owner of 487,500 Class A Ordinary Shares, representing 487,500 Class A Ordinary Shares that Mr. Zhang has the right to acquire upon exercise of options within 60 days from August 18, 2016.

Except as disclosed in this statement on Schedule 13D, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, beneficially owns any Ordinary Shares or has the right to acquire any Ordinary Shares.

Except as disclosed in this statement on Schedule 13D, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Ordinary Shares which it may be deemed to beneficially own.

(c) None of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, has effected any transaction in the Ordinary Shares during the past 60 days.

(d) Except as disclosed in this statement on Schedule 13D, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by any of the Reporting Persons.

(e) As of August 18, 2016, the Yunfeng Funds and Mr. Yu ceased to be beneficial owners of more than five percent of the Ordinary Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The descriptions of the principal terms of the Consortium Agreement, as amended, the Proposal, the Proposal Withdrawal Letter and the Termination Agreement under Item 4 are incorporated herein by reference in their entirety.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Company.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

A(1)	Joint Filing Agreement dated July 6, 2015 by and among Mr. Tang, Ms. Zhang, Gallant Future, the Matrix Funds and Mr. Shao.

B(1)	Consortium Agreement, dated July 6, 2015, by and among Mr. Tang, Matrix Partners, Sequoia Capital and Huatai Ruilian.

C(1)	Proposal Letter dated June 23, 2015 from the Buyer Group to the board of directors of the Company.

D(1)	Amendment No. 1 to the Consortium Agreement, dated April 5, 2016, by and among the Buyer Group.

E(1)	Adherence Agreement to the Consortium Agreement executed and delivered by Alibaba, dated April 5, 2016.

F(1)	Adherence Agreement to the Consortium Agreement executed and delivered by Yunfeng, dated April 5, 2016.

G(1)	Joint Filing Agreement dated April 6, 2016 by and among the Reporting Persons.

H	Proposal Withdrawal Letter to the special committee of the board of directors of the Company, dated August 18, 2016.

I	Termination Agreement, dated August 18, 2016, by and among the Buyer Group.

(1)	Filed previously.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 23, 2016

Yan Tang		By:	/s/ Yan Tang

Sichuan Zhang		By:	/s/ Sichuan Zhang

Gallant Future Holdings Limited		By:	/s/ Yan Tang
			Name:	Yan Tang
			Title:	Director

Matrix Partners China II Hong Kong Limited		By:	/s/ Yibo Shao
By:	Matrix Partners China II, L.P.		Name:	Yibo Shao
By:	Matrix China Management II, L.P.		Title:	Director
By:	Matrix China II GP GP, Ltd.

Matrix Partners China II, L.P.		By:	/s/ Yibo Shao
By:	Matrix China Management II, L.P.		Name:	Yibo Shao
By:	Matrix China II GP GP, Ltd.		Title:	Director

Matrix Partners China II-A, L.P.		By:	/s/ Yibo Shao
By:	Matrix China Management II, L.P.		Name:	Yibo Shao
By:	Matrix China II GP GP, Ltd.		Title:	Director

Matrix China Management II, L.P.		By:	/s/ Yibo Shao
By:	Matrix China II GP GP, Ltd.		Name:	Yibo Shao
			Title:	Director

Matrix China II GP GP, Ltd.		By:	/s/ Yibo Shao
			Name:	Yibo Shao
			Title:	Director

Yibo Shao		By:	/s/ Yibo Shao

Rich Moon Limited	By:	/s/ Xin Huang
		Name:	Xin Huang
		Title:	Director

Yunfeng Fund II, L.P.	By:	/s/ Feng Yu
		Name:	Feng Yu
		Title:	Authorized Signatory

Yunfeng Moon Co-invest, L.P.	By:	/s/ Xin Huang
		Name:	Xin Huang
		Title:	Authorized Signatory

Yunfeng Investment II, L.P.	By:	/s/ Feng Yu
		Name:	Feng Yu
		Title:	Authorized Signatory

Yunfeng Moon Co-Invest GP, Ltd.	By:	/s/ Xin Huang
		Name:	Xin Huang
		Title:	Director

Yunfeng Investment GP II, Ltd.	By:	/s/ Feng Yu
		Name:	Feng Yu
		Title:	Director

Feng Yu	By:	/s/ Feng Yu

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS

Gallant Future Holdings Limited

The business address of each of the following individuals is c/o 20th Floor, Block B, Tower 2, Wangjing SOHO, No.1 Futongdong Street, Chaoyang District, Beijing 100102, People’s Republic of China.

Directors:

Name	Country of Citizenship
Yan Tang	The People’s Republic of China

Executive Officers:
None

Matrix Partners China II Hong Kong Limited

The business address of each of the following individuals is c/o Suite 08, 20th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong.

Directors:

Name	Country of Citizenship
David Ying Zhang	United States of America
Timothy A. Barrows	United States of America
Yibo Shao	The People’s Republic of China

Executive Officers:
None

Matrix China II GP GP, Ltd.

The business address of each of the following individuals is c/o Suite 08, 20th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong.

Directors:

Name	Country of Citizenship
David Ying Zhang	United States of America
Timothy A. Barrows	United States of America
David Su	The Republic of Singapore
Yibo Shao	The People’s Republic of China

Executive Officers:
None

Rich Moon Limited

The business address of each of the following individuals is c/o Suite 3206, One Exchange Square, 8 Connaught Place, Central, Hong Kong.

Directors:

Name	Country of Citizenship
Xin Huang	The People’s Republic of China

Executive Officers:
Xin Huang	The People’s Republic of China

Yunfeng Moon Co-Invest GP, Ltd.

The business address of each of the following individuals is c/o Suite 3206, One Exchange Square, 8 Connaught Place, Central, Hong Kong.

Directors:

Name	Country of Citizenship
Xin Huang	The People’s Republic of China

Executive Officers:
Xin Huang	The People’s Republic of China

Yunfeng Investment GP II, Ltd.

The business address of each of the following individuals is c/o Suite 3206, One Exchange Square, 8 Connaught Place, Central, Hong Kong.

Directors:

Name	Country of Citizenship
Feng Yu	Hong Kong

Executive Officers:
Feng Yu	Hong Kong